UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)
Announces Results of Consent Solicitation

(CUSIP Nos. 29244AAK8/P3710FAJ3; ISIN Nos.

US29244AAK88/USP3710FAJ32)

Buenos Aires, July 30, 2021 – Empresa Distribuidora y Comercializadora Norte S.A. (the “Issuer”) announced today that, thanks to the support of the majority of holders, it has successfully consummated its previously announced solicitation of consents (the “Consent Solicitation”) relating to its 9.75% Senior Secured Notes due 2022 (the “Notes”), made upon the terms and conditions described in the Issuer’s Consent Solicitation Statement, dated July 16, 2021 (the “Statement”). Accordingly, the financial terms of the Notes are maintained.

The Issuer is grateful for the trust placed by the supporting holder of the Notes in the Issuer.

The Settlement Date is expected to be August 6, 2021. Holders of Notes for which a consent was delivered will receive the Consent Payment.

BCP Securities, LLC. acted as the solicitation agent in the Consent Solicitation, Quantum Finanzas acted as financial advisor to the Issuer and D.F. King was retained to serve as the information and tabulation agent.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. This announcement is also not a solicitation of consents with respect to the Proposed Waiver or otherwise. The Consent Solicitation was made solely through the Statement referred to above and related materials.

Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: July 30, 2021